UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________________ to ___________________

Commission file number 1-7685

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVERY DENNISON CORPORATION
8080 Norton Parkway
Mentor, Ohio 44060

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

FISCAL YEAR 2022 ANNUAL REPORT ON FORM 11-K

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2022	3

Notes to Financial Statements	4

Supplemental Information:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2022	10

Signatures	13

Exhibit:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

The Avery Dennison Corporation Employee Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental information presented herein have been prepared in accordance with the financial reporting requirements of ERISA.

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Avery Dennison Corporation Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Avery Dennison Corporation Employee Savings Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively, referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Los Angeles, California
June 9, 2023

We have served as the Plan’s auditor since 2020.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
(In millions)	2022	2021
Assets
Investments, at fair value	$993.2	$1,217.3
Fully benefit-responsive investment contracts, at contract value	101.1	96.4
Receivables:
Notes receivable from participants	14.6	14.4
Transfer of assets related to plan merger	—	10.6
Other receivables	1.7	.4

Total assets	1,110.6	1,339.1

Liabilities
Other payables	.2	.4

Total liabilities	.2	.4

Net assets available for benefits	$1,110.4	$1,338.7

See Notes to Financial Statements

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In millions)	2022
Additions:
Investment income (loss):
Interest income	$2.1
Dividend income	7.2
Net depreciation in fair value of investments	(207.0)
Net investment loss	(197.7)

Interest on notes receivable from participants	.7

Contributions:
Participant contributions	45.9
Employer contributions	27.6
Participant rollover contributions	4.1
Total contributions	77.6
Total net loss and contributions	(119.4)

Deductions:
Benefits paid to participants	(108.1)
Administrative expenses	(.8)
Total deductions	(108.9)

Net decrease in net assets available for benefits	(228.3)

Net assets available for benefits:
Beginning of year	1,338.7
End of year	$1,110.4

See Notes to Financial Statements

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    Summary Description of the Plan

The following description of the Avery Dennison Corporation Employee Savings Plan (the “Plan”) is provided for financial reporting purposes only. For information regarding the terms and conditions of the Plan for benefit purposes, participants should refer to the Plan document.

General
The Plan covers eligible U.S. employees of Avery Dennison Corporation (the “Company”), the Plan Sponsor and Plan Administrator. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is a “safe harbor 401(k) plan” under the Internal Revenue Code (“IRC”).

Plan Amendment
The Plan was amended effective July 1, 2022 to add a Roth contribution feature, accept Roth rollover contributions and make certain other clarifying changes. As a result of this amendment, the Plan began allowing participants to make combined pretax and Roth contributions of up to 100% of their compensation, subject to the annual Internal Revenue Service (“IRS”) pretax contribution limit; in addition, in-plan Roth conversions for existing non-Roth funds are now eligible for Roth tax treatment.

Company Contributions
The Company makes an automatic contribution equal to 3% of an eligible employee’s eligible compensation regardless of the participant's contributions to the Plan and a matching contribution of 50% of the first 7% of eligible compensation that is contributed by an eligible employee each pay period.

An additional Plan feature provides an annual “true-up” Company contribution to ensure that participants receive the maximum Company matching contribution for which they are eligible. At the end of each year, the participant’s maximum Company matching contribution is calculated using the participant’s annualized average contribution percentage. If the participant’s actual Company matching contribution received during the year is less than the participant’s maximum Company matching contribution, then the difference is deposited as a lump sum into the eligible participant’s account as soon as administratively feasible following the Plan year-end.

The Company can elect to contribute in Company stock or cash. Both cash and stock contributions are invested according to participant elections on file. In 2022, all Company contributions were made in Company stock.

Participant Contributions
Eligible employees are automatically enrolled in the Plan with a pretax contribution rate of 7% after 30 days of employment, unless the employee affirmatively elects not to participate. Participants direct the investment of their contributions into investment options offered under the Plan. If a participant does not make an investment election, the contributions are invested in the applicable Plan qualified default investment alternative.

Participants can contribute any whole percentage (up to 100% less payroll deductions) of their eligible compensation as pretax and Roth contributions combined and from 1% to 25% of their eligible compensation as after-tax contributions, in each case subject to applicable IRS contribution limits. Participants can make one election that covers their regular pretax and Roth contributions and, if eligible, their catch-up contributions, subject to applicable IRS contribution limits.

At the start of each calendar year, a participant’s contributions will default to the pretax and/or Roth contribution election on file. A pretax and/or Roth contribution election automatically converts to an after-tax contribution election (referred to as the “spillover feature”) once a participant reaches the IRS annual combined pretax and Roth contribution limit during a calendar year, which remains in effect for the remainder of the year. Participants have the opportunity to opt out of the automatic spillover feature and cease making contributions once they reach the IRS annual combined pretax and Roth contribution limit.

Participants are automatically enrolled in an annual increase program if the sum of their pretax, Roth and/or after-tax contribution rates is greater than 0% but less than 15%. If participants are contributing less than 15% of their eligible compensation as pretax, Roth and/or after‐tax contributions on the determination date, then the participants' contribution rate will automatically increase by 1 percentage point as soon as administratively feasible after each April 1st until their combined pretax, Roth and after‐tax contribution rate reaches 15%. If a participant has a positive pretax contribution rate on the determination date, the automatic increase will apply to the pretax contribution rate. If a participant's pretax contribution rate is 0% and the Roth contribution rate is positive on the determination date, the automatic increase will apply to the Roth contribution rate. If the pre-tax and Roth contribution rates are 0% on the determination date, the automatic increase will apply to the after-tax contribution rate. The automatic increase feature generally applies to all participants whose combined contribution rate is greater than 0% but less than 15%, whether contributing by affirmative election or automatic enrollment, unless a participant has opted out of the program. Participants may opt out of this program or elect to participate in an optional affirmative increase program under which they may choose their annual contribution increase (up to a maximum of 3%).

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and earnings on these contributions. The participant’s entire benefit under the Plan is provided from the participant’s vested account balance.

Rollovers
Eligible employees are permitted to contribute eligible rollover distributions into the Plan.

Vesting and Forfeitures
Participant contributions and earnings thereon are immediately fully vested. Company contributions and earnings thereon are fully vested after two years of service. Company contributions also vest upon a participant’s death or 65th birthday, or if the Plan is terminated or discontinued, provided in each case that the participant is an employee at the time. In addition, participants who die while performing qualified military service become fully vested in their Company contributions and earnings thereon.

If a participant’s employment terminates prior to vesting, all Company contributions and earnings thereon are forfeited, and may be used to pay administrative expenses of the Plan or offset future Company contributions. The amount of forfeitures used to offset Company contributions was $.2 million for the year ended December 31, 2022. The amount of forfeitures used to pay administrative expenses of the Plan was $.2 million for the year ended December 31, 2022. The amounts of forfeitures available to pay administrative plan expenses and offset future contributions as of December 31, 2022 and 2021 were $2.5 million and $1.9 million, respectively.

Payment of Benefits
Participants generally may withdraw or make rollover contributions from their vested account balance when they retire or terminate employment with the Company. Participants may make hardship withdrawals, withdrawals at age 59½, and certain other withdrawals from specified vested accounts during their employment, subject to legal and/or Plan restrictions and requirements.

Notes Receivable from Participants
Participants have the right, subject to certain limitations and requirements, to borrow from certain Plan accounts. In general, loans cannot exceed the lesser of $50,000 or 50% of the participant’s vested account balance at the time the loan is taken and must bear reasonable interest rates commensurate with interest rates charged by persons in the business of lending money for loans made under similar circumstances. At the time that each loan is made, the interest rate is established as of the first day of each Plan quarter and fixed at a rate equal to the prime rate (as published by Reuters) plus 1%. Each loan is an asset of the applicable participant’s account on the date of borrowing. The loan must be repaid within five years unless the loan is for the purchase of a principal residence, in which case the loan term may be five, ten or 15 years, as elected by the participant. Interest payments are credited to the applicable participant’s account.

Administrative Expenses
Investment management fees and certain administrative expenses are paid by the Plan or paid directly from the participants’ accounts, as permitted by law. All other administrative expenses of the Plan are paid by the Company.

Plan Termination
The Company currently intends to continue the Plan. However, the Company reserves the right to change, amend, terminate or discontinue the Plan at any time, subject to applicable laws and regulations. In the event of Plan termination, any unvested participant would become fully vested in their Company contributions and all account assets would be distributed to participants (or their beneficiaries).

Plan Merger
On February 28, 2020, the Company completed the acquisition of Smartrac’s Transponder division ("Smartrac").

Effective after the close of business on December 31, 2021, the Smartrac Technology Fletcher, Inc. 401(k) Plan ("SMT Plan") was merged into the Plan ("Plan Merger"). As a result, the assets from SMT Plan were transferred to the Plan. Investments of $10.6 million was recorded as "Transfer of assets related to plan merger" and $.2 million of outstanding participant loans was recorded as "Notes receivable from participants" in the Statements of Net Assets Available for Benefits as of December 31, 2021. The transfer of all SMT Plan assets to the Plan was completed on January 3, 2022.

2.    Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Risks and Uncertainties
The Plan’s assets are invested at participants’ discretion in various investment fund options under the Plan. The value, liquidity and related income of these securities are exposed to various risks, including, but not limited to, changes in interest rates, foreign currency exchange rates, credit quality, and volatility with respect to the holdings within individual funds, as well as to changes in global economic conditions, including real estate values, delinquencies and defaults, and the outlook and performance of financial markets. It is reasonably possible that the values of investment securities could decline in the near term and that such declines could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Given recent volatility in the financial markets, it is reasonably possible that investment values could decline significantly in subsequent periods.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of net assets available for benefits and the reported amounts of changes in net assets available for benefits. Actual results could differ from these estimates.

Investment Contracts
Fully benefit-responsive investment contracts are measured at their respective contract values in the Statements of Net Assets Available for Benefits because that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Refer to Note 3, “Investment Contracts,” for more information.

Valuation of Investments
All investments, except fully benefit-responsive investment contracts, are reported at fair value, including those measured using the net asset value (“NAV”) as a practical expedient. Refer to Note 4, “Fair Value Measurements,” for more information.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses had been recorded as of December 31, 2022 or 2021. If a participant were to stop making loan repayments and the Plan Administrator were to determine the participant’s loan to be in default, the participant’s loan balance would be reduced and a benefit payment would be recorded.

Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Realized gains or losses on sales of securities are computed on an average cost basis. Unrealized appreciation or depreciation in the fair value of investments is the change in their fair value during the Plan’s calendar year.

Net appreciation or depreciation in fair value of investments includes gains and losses on investments bought, sold and held during the year, and is reported in the Statement of Changes in Net Assets Available for Benefits.

Contributions
Participant and Company contributions are recorded on an accrual basis. Company contributions are reported net of forfeiture credits used to offset contributions.

Benefit Payments
All benefits are payable from net assets available for benefits. Benefits are recorded when paid.

Other Receivables and Other Payables
Other receivables include accrued amounts related to participant and Company contributions and sales of securities recorded on a trade-date basis and settled in the following calendar year. Other payables include accrued amounts related to administrative expenses and purchases of securities recorded on a trade-date basis and settled in the following calendar year.

Evaluation of Subsequent Events
Management evaluated subsequent events through June 9, 2023, the date the financial statements were available to be issued.

Effective January 1, 2023, Electronic Imaging Services, Inc. (“EIS”) became a participating employer in the Plan. EIS became a member of the Company’s controlled group as a result of its acquisition on August 31, 2021 of CB Velocity Holdings, LLC (“Vestcom”). As a participating employer, Vestcom employees began participating in the Plan as of January 1, 2023. EIS sponsors the assets of the Vestcom Parent Holdings, Inc. Savings for Retirement Plan, which will be merged into the Plan in 2023.

3.    Investment Contracts

Included in the Plan’s investments is a fixed income fund that invests in fully benefit-responsive guaranteed investment contracts (“GICs”) issued and guaranteed by insurance companies or other financial institutions to transact all qualified participant withdrawals at a minimum of contract value (principal plus accrued interest). Included in the fixed income fund are synthetic GICs, which are backed by a segregated portfolio of bonds or units of collective funds that are owned directly by the fund.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value, which represents contributions plus interest earned, less benefits paid and transfers to other funds. However, if one or all of the contracts were to be terminated prior to the expiration date and the Plan’s assets withdrawn, the amount received by the Plan could be less than the contract value under the relevant provisions of the agreements. Withdrawals and transfers resulting from certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts. These events include the following: (1) amendments to the Plan (including complete or partial Plan termination or merger with another plan); (2) competing fund transfers or violation of certain investment transaction provisions; (3) an early retirement program, group

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

termination, group layoff, facility closing, or similar program; (4) bankruptcy of the Company or other Company events that cause a significant withdrawal of assets from the Plan; and (5) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. In these instances, market value would likely be used to determine payouts to participants. In general, contract termination and settlement at values other than the contract amounts are allowed due to changes in the qualification status of the Company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. At this time, the Company does not believe that an event that would limit the Plan’s ability to transact with participants at contract value is probable.

4.    Fair Value Measurements

Certain plan investments are valued based on a three-tier fair value hierarchy. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. Inputs to the valuation methodology for the three levels of the fair value hierarchy are described below:

Level 1    Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3    Unobservable and significant to the fair value measurement.

If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

The level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies and investment strategies used for assets measured at fair value are described below.

•Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•Money market funds: Valued at quoted market prices, which represent the NAV of shares held at year-end.

•Self-directed brokerage accounts: Included mutual funds, which are valued at quoted market prices representing the NAV of shares held at year-end, as well as cash.

•Collective investment trusts: Valued at NAV per unit as a practical expedient. The funds offered by the Plan include ones with different saving objectives, such as growth, income, and inflation, as well as target date retirement funds. These investments are redeemable daily and settle within three days with no restrictions.

The methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements as of the reporting date.

The following table sets forth Plan investments measured at fair value as of December 31, 2022:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Company common stock	$243.5	$243.5	$—	$—
Money market funds	7.4	7.4	—	—
Self-directed brokerage accounts	85.1	85.1	—	—
Total investments in the fair value hierarchy	$336.0	$336.0	$—	$—
Collective investment trusts(1)	657.2
Investments at fair value	$993.2
(1) Investments measured at fair value using NAV per share as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total Plan investments at fair value.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following table sets forth Plan investments measured at fair value as of December 31, 2021:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Company common stock	$313.2	$313.2	$—	$—
Money market funds	5.2	5.2	—	—
Self-directed brokerage accounts	110.4	110.4	—	—
Total investments in the fair value hierarchy	$428.8	$428.8	$—	$—
Collective investment trusts(1)	788.5
Investments at fair value	$1,217.3
(1) Investments measured at fair value using NAV per share as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total Plan investments at fair value.

5.    Related Party Transactions and Party-in-Interest Transactions

The Plan invests in shares of short-term investments and deposits managed by Fidelity Management Trust Company (“FMTC”). FMTC is the Custodian, Trustee and Recordkeeper as defined by the Plan and, therefore, transactions related to these investments qualify as party-in-interest transactions. As of December 31, 2022 and 2021, the market values of investments in funds managed by FMTC were $72.5 million and $88.8 million, respectively.

The Plan also invests in collective investment trusts issued by BlackRock Institutional Trust Company N.A. (“BlackRock”), Aon Collective Investment Trust (“Aon”) and State Street Global Advisors Trust Company (“State Street”), all of which are investment managers of funds offered by the Plan. As of December 31, 2022 and 2021, the market values of investments in funds managed by BlackRock were $554.5 million and $658.3 million, respectively; the market values of investments in funds managed by Aon were $124.3 million and $150.7 million, respectively; and the market values of investments in funds managed by State Street were $43.3 million and $49.1 million, respectively.

The Plan has a Company Unitized Stock Fund, which primarily invests in Company common stock, as well as cash. The Company is the Plan Sponsor and Plan Administrator and, therefore, transactions related to Company common stock qualify as party-in-interest transactions. As of December 31, 2022 and 2021, the market values of investments in Company common stock were $243.5 million and $313.2 million, respectively. During the year ended December 31, 2022, the Plan purchased $30.3 million and sold $49.3 million of Company common stock.

The Company Unitized Stock Fund has a daily line of credit feature administered by FMTC. FMTC received an exemption from the Department of Labor (“DOL”) from ERISA prohibited transaction rules allowing credit line interest costs to be paid by the Company Unitized Stock Fund. No borrowed funds were outstanding as of December 31, 2022 and 2021. Interest costs paid by the Unitized Stock Fund were immaterial for the year ended December 31, 2022 and were included in “Administrative expenses” in the Statement of Changes in Net Assets Available for Benefits.

6.    Tax Status

The Plan received a determination letter in April 2018 from the IRS indicating that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended subsequent to the period covered by the determination letter, the Plan Administrator believes that the Plan remains designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, is qualified and tax-exempt.

GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that, as of December 31, 2022 and 2021, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress.

7.    Concentration of Credit Risk

Included in the Plan’s investments is a fixed income fund in which the Plan directly owns the underlying investments. The fixed income fund invests primarily in a mix of medium-term investment contracts issued by insurance companies and banks with high credit ratings, as well as in professionally managed portfolios of high-grade, short- and medium-term fixed income securities. Although the fixed income fund contains a diversified portfolio, its performance is dependent upon the ability of the underlying parties to honor their obligations. The Plan has entered into wrap contracts under investment management agreements for a portion of

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

the fixed income fund with insurance companies or financial institutions. Although it may be exposed to losses in the event of nonpayment by insurance companies or financial institutions, the Plan does not anticipate any such losses.

8.    Reconciliation of Financial Statements to Form 5500

The table below reconciles net assets available for benefits per the financial statements to the Form 5500.

(In millions)	December 31,
	2022	2021
Net assets available for benefits per the financial statements	$1,110.4	$1,338.7
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(7.6)	1.3
Net assets available for benefits per the Form 5500	$1,102.8	$1,340.0

The table below reconciles net decrease in net assets available for benefits per the financial statements to the Form 5500.

(In millions)	2022
Net decrease in net assets available for benefits per the financial statements	$(228.3)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(8.9)
Net decrease in net assets available for benefits per the Form 5500	$(237.2)

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 95-1492269 Plan Number: 004
As of December 31, 2022
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost **	(e) Value

Cash and Cash Equivalents:
*	Fidelity Institutional Money Market Government Portfolio	Money market fund		$6.2
	JPMorgan U.S. Government Money Market Fund	Money market fund		1.2
	Total			7.4

*Self-directed Brokerage Accounts		Cash, money market fund, and mutual funds		85.1

Synthetic Guaranteed Investment Contracts:
	Voya Retirement Insurance and Annuity Company (Contract MCA-60247):
*	BlackRock 1-3 Year Credit Bond Index Non-Lendable Fund	Collective fixed income fund		3.8
*	BlackRock Asset-Backed Securities Index Fund	Collective fixed income fund		3.2
*	BlackRock Commercial Mortgage-Backed Securities Index Fund	Collective fixed income fund		1.3
*	BlackRock 1-3 Year Government Bond Index Fund	Collective fixed income fund		5.1
*	BlackRock Intermediate Term Credit Bond Index Fund	Collective fixed income fund		3.2
*	BlackRock Mortgage-Backed Securities Index Fund	Collective fixed income fund		3.6
	Wrap contract			—
	Total			20.2

	Transamerica Premier Life Insurance (Contract MDA01159TR):
*	BlackRock 1-3 Year Credit Bond Index Non-Lendable Fund	Collective fixed income fund		1.0
*	BlackRock Asset-Backed Securities Index Fund	Collective fixed income fund		3.1
*	BlackRock Commercial Mortgage-Backed Securities Index Fund	Collective fixed income fund		1.2
*	BlackRock 1-3 Year Government Bond Index Fund	Collective fixed income fund		4.8
*	BlackRock Intermediate Term Credit Bond Index Fund	Collective fixed income fund		5.7
*	BlackRock Mortgage-Backed Securities Index Fund	Collective fixed income fund		3.4
	Wrap contract			—
	Total			19.2

	Prudential (Contract GA 62338):
	Prudential Core Conservative Intermediate Bond Fund	Collective fixed income fund		19.3
	Wrap contract			—
	Total			19.3

	Pacific Life Insurance Company (Contract G-27553.01.0001):
*	BlackRock 1-3 Year Credit Bond Index Non-Lendable Fund	Collective fixed income fund		8.3
*	BlackRock Asset-Backed Securities Index Fund	Collective fixed income fund		4.1
*	BlackRock Commercial Mortgage-Backed Securities Index Fund	Collective fixed income fund		1.6
*	BlackRock 1-3 Year Government Bond Index Fund	Collective fixed income fund		7.5
*	BlackRock Intermediate Term Credit Bond Index Fund	Collective fixed income fund		.5
*	BlackRock Mortgage-Backed Securities Index Fund	Collective fixed income fund		3.5
	Wrap contract			—
	Total			25.5

	Nationwide (Contract STA_ADN_IP_0517):
	AEP Texas Central Transition F AEPTC 2019-1 A1	Corporate Bond, due 2/01/2027, par $0.3, 2.06%		.1

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 95-1492269 Plan Number: 004
As of December 31, 2022
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost **	(e) Value
	Barclays Commercial Mortgage S BBCMS 2022-C18 A2	Corporate Bond, due 12/15/2055, par $0.2, 5.5%		.2
	BMO Mortgage Trust BMO 2022-C3 A2	Corporate Bond, due 9/15/2054, par $0.1, 5.5%		.1
	CD Commercial Mortgage Trust CD 2016-CD2 A3	Corporate Bond, due 11/10/2049, par $0.2, 3.25%		.2
	CNH Equipment Trust CNH 2020-A A3	Corporate Bond, due 6/16/2025, par $0.3, 1.16%		.1
	CNH Equipment Trust CNH 2022-B A3	Corporate Bond, due 8/16/2027, par $0.1, 3.89%		.1
	Capital One Multi Asset Execut Comet 2021-A1 A1	Corporate Bond, due 7/15/2026, par $0.4, 0.55%		.4
	Capital One Multi Asset Execut Comet 2022-A2 A	Corporate Bond, due 5/15/2027, par $0.2, 3.49%		.2
	Centerpoint Energy Transition CNP 2012-1 A3	Corporate Bond, due 10/15/2025, par $0.4, 3.03%		.2
	Citigroup Commercial Mortgage CGCMT 2013-GC15 AAB	Corporate Bond, due 9/10/2046, par $0.8, 3.94%		.1
	Deutsche Bank Commercial Mortg DBJPM 2017-C6 A4	Corporate Bond, due 6/10/2050, par $0.2, 3.07%		.2
	Discover Card Execution Note T Dcent 2021-A1 A1	Corporate Bond, due 9/15/2026, par $0.3, 0.58%		.2
	Fannie Mae FNR 2016-21 BV	Agency Bond, due 6/25/2039, par $0.3, 3%		.3
	Fannie Mae FNR 2017-43 A	Agency Bond, due 8/25/2044, par $0.6, 3.5%		.1
	Fannie Mae FNR 2018-12 P	Agency Bond, due 3/25/2046, par $0.8, 3%		.1
	Fannie Mae FNR 2021-45 EA	Agency Bond, due 8/25/2034, par $0.3, 2.5%		.2
	Fannie Mae FNR 2022-13 MA	Agency Bond, due 5/25/2044, par $0.3, 3%		.3
	Fannie Mae FNR 2022-54 DA	Agency Bond, due 7/25/2035, par $0.3, 4.5%		.2
	Freddie Mac FHR 4571 CA	Agency Bond, due 4/15/2043, par $0.6, 2.5%		.1
	Freddie Mac FHR 5007 AG	Agency Bond, due 10/15/2046, par $0.6, 1.5%		.1
	Freddie Mac FHR 5094 DA	Agency Bond, due 1/25/2031, par $0.4, 1%		.2
	Freddie Mac FHR 5222 A	Agency Bond, due 5/25/2035, par $0.3, 3.5%		.3
	Freddie Mac FHR 5254 A	Agency Bond, due 9/25/2035, par $0.3, 4.5%		.3
	Freddie Mac FHR 5263 EA	Agency Bond, due 9/25/2047, par $0.4, 4%		.3
	GM Financial Consumer Automobile GMCAR 2020-2 A3	Corporate Bond, due 12/16/2024, par $0.4, 1.49%		.1
	Government National Mortgage A GNR 2013-149 MA	Agency Bond, due 5/20/2040, par $3, 2.5%		.3
	Government National Mortgage A GNR 2016-17 YA	Agency Bond, due 12/20/2042, par $0.9, 2%		.1
	Government National Mortgage A GNR 2020-78 CA	Agency Bond, due 9/20/2034, par $0.3, 2.5%		.1
	Government National Mortgage A GNR 2020-164 KP	Agency Bond, due 11/20/2050, par $0.5, 1.75%		.3
	Government National Mortgage A GNR 2022-46 LP	Agency Bond, due 11/20/2048, par $0.3, 3%		.3
	Government National Mortgage A GNR 2022-100 KA	Agency Bond, due 8/20/2039, par $0.4, 4%		.4
	John Deere Owner Trust JDOT 2022-A A3	Corporate Bond, due 9/16/2026, par $0.3, 2.32%		.2
	John Deere Owner Trust JDOT 2021-A A3	Corporate Bond, due 9/15/2025, par $0.2, 0.36%		.2
	John Deere Owner Trust JDOT 2022-B A3	Corporate Bond, due 2/16/2027, par $0.1, 3.74%		.1
	Nissan Auto Receivables Owner NAROT 2022-B A3	Corporate Bond, due 5/17/2027, par $0.1, 4.46%		.1
	Public Service New Hampshire F PSNH 2018-1 A1	Corporate Bond, due 2/1/2026, par $0.3, 3.09%		.1
	Toyota Auto Receivables Owner TAOT 2021-A A3	Corporate Bond, due 5/15/2025, par $0.5, 0.26%		.3
	US Treasury N/B T 0 1/8 10/15/23	Treasury Bond, due 10/15/2023, par $0.2, 0.13%		.2
	US Treasury N/B UST 1 1/2 02/15/25	Treasury Bond, due 2/15/2025, par $0.2, 1.5%		.2
	US Treasury N/B T 2 3/4 05/15/25	Treasury Bond, due 5/15/2025, par $0.6, 2.75%		.6
	US Treasury N/B T 2 7/8 06/15/25	Treasury Bond, due 6/15/2025, par $0.6, 2.88%		.6

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 95-1492269 Plan Number: 004
As of December 31, 2022
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost **	(e) Value
	US Treasury N/B T 3 07/15/25	Treasury Bond, due 7/15/2025, par $0.4, 3%		.4
	World Omni Auto Receivables TR WOART 2022-C A3	Corporate Bond, due 10/15/2027, par $0.1, 3.66%		.1
	Wrap contract			—
	Total			9.3
	Total fair market value of underlying assets, synthetic guaranteed investment contracts			93.5

Common stock
*	Avery Dennison Corporation	Common stock, 1,345,402 shares		243.5

Collective Investment Trusts:
*	Aon Growth Fund	Collective investment trust		108.8
*	Aon Income Fund	Collective investment trust		9.1
*	Aon Inflation Strategy Fund	Collective investment trust		6.4
*	LifePath® Index Retirement Non-Lendable Fund M	Collective investment trust		41.5
*	LifePath® Index 2025 Non-Lendable Fund M	Collective investment trust		57.0
*	LifePath® Index 2030 Non-Lendable Fund M	Collective investment trust		107.0
*	LifePath® Index 2035 Non-Lendable Fund M	Collective investment trust		74.8
*	LifePath® Index 2040 Non-Lendable Fund M	Collective investment trust		70.5
*	LifePath® Index 2045 Non-Lendable Fund M	Collective investment trust		46.0
*	LifePath® Index 2050 Non-Lendable Fund M	Collective investment trust		44.1
*	LifePath® Index 2055 Non-Lendable Fund M	Collective investment trust		33.4
*	LifePath® Index 2060 Non-Lendable Fund M	Collective investment trust		11.4
*	LifePath® Index 2065 Non-Lendable Fund M	Collective investment trust		3.9
*	State Street S&P 500® Index Non-Lending Series Fund Class K	Collective investment trust		43.3
	Total			657.2

Total investments, at fair value				$1,086.7

*	Notes receivable from participants	Interest rates ranging between 3.25% and 9.50% with various maturities through 2037		$14.6

*	Indicates party-in-interest to the Plan for which a statutory exemption exists.
**	Cost information is not included because it is not required under ERISA for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

Date: June 9, 2023	By:	/s/ Gregory S. Lovins
Gregory S. Lovins
Senior Vice President and Chief Financial Officer